United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

April 29, 2005
Date of report (date of earliest event reported)

MGE ENERGY, INC.
(a Wisconsin Corporation)
133 South Blair Street
Madison, Wisconsin 53703
(608) 252-7000
Commission File No. 000-49965
IRS Employer Identification No. 39-2040501
Former name or former address, if changed since last report: Not applicable
Web site: www.mgeenergy.com

MADISON GAS AND ELECTRIC COMPANY
(a Wisconsin Corporation)
133 South Blair Street
Madison, Wisconsin 53703
(608) 252-7000
Commission File No. 000-1125
IRS Employer Identification No. 39-0444025
Former name or former address, if changed since last report: Not applicable
Web site: www.mge.com

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On April 29, 2005, MGE Energy, Inc. (the Company) issued a press release announcing its first-quarter 2005 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of business acquired:

    Not applicable.

(b) Pro forma financial information:

    Not applicable.

(c) Exhibits: The following exhibit(s) is included with this report:

    Exhibit No. 99.1. Press release of MGE Energy, Inc., issued on April 29, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: April 29, 2005

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated April 29, 2005

Exhibit No. 99.1. Press release of MGE Energy, Inc., issued on April 29, 2005.

EXHIBIT 99.1

NEWS

Contact: Bryan Brosamle, (608) 252-7056

MGE Energy Reports First-Quarter Results

Madison, Wisconsin, April 29, 2005—MGE Energy, Inc. (Nasdaq: MGEE) today reports first-quarter net income of $8.2 million, or 40 cents per share, compared to $13.8 million, or 75 cents per share, last year. MGE Energy's operations are primarily based on its utility subsidiary, Madison Gas and Electric Company (MGE).

The difference in the earnings per share and net income between the first quarter of 2004 and the first quarter of 2005 is primarily related to a seven-week planned major outage at the Columbia plant. Because of this outage occurring during the first quarter of 2005, MGE incurred higher maintenance and replacement purchased power costs than in the first quarter of 2004. The majority of these costs are anticipated to be recovered through existing rates during the remainder of 2005.

MGE is recovering in electric rates the revenue associated with the West Campus Cogeneration plant that has been constructed on the University of Wisconsin campus. By contract, MGE Energy is not entitled to receive revenues from the plant until it has been placed in commercial operation. Thus, MGE Energy has deferred the recognition of approximately $2.5 million in revenues at March 31, 2005. This revenue will be recognized from the commercial operation date throughout the remainder of 2005.

Gas sales were down $0.3 million or 0.5% for the three months ended March 31, 2005, compared to the same period in the prior year. This change is primarily due to warmer temperatures, reflected by a 4.4% decrease in the number of heating degree days.

Depreciation expenses were up $0.6 million for the quarter due to increases in the level of electric and gas assets. Other income decreased $0.4 million in the first-quarter 2005.

MGE Energy is a public utility holding company. Its principal subsidiary, MGE, generates and distributes electricity to nearly 134,000 customers in Dane County, Wisconsin, and purchases and distributes natural gas to nearly 133,000 customers in seven south-central and western Wisconsin counties. MGE has served the Madison area since 1896.

MGE Energy Inc.

(In thousands, except per-share amounts)
(Unaudited)

	2005	2004
Three Months Ended March 31		
Operating revenue	$138,909	$135,281
Operating income	$15,062	$23,972
Net income	$8,215	$13,791
Earnings per share (basic and diluted)	$0.40	$0.75
Weighted average shares outstanding (basic and diluted) . . .	20,421	18,426

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